UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D


UNDER THE SECURITIES EXCHANGE ACT OF 1934

ASIA LINK, INC.
-------------------------------------
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $.001 PER SHARE
----------------------------------------
(TITLE OF CLASS OF SECURITIES)

TO BE APPLIED FOR
--------------
(CUSIP NUMBER)


NORMAN REED
P.O. BOX 152112
SAN DIEGO, CA 92195
-----------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF
PERSON
AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS)

December 4, 2006
-----------------------------------------------------
(DATE OF EVENT WHICH REQUIRES FILING OF
THIS STATEMENT)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box. |_|


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


| 1 |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

NORMAN REED

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--------


| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP *

(a) |_|

(b) |_|

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--------

| 3 |

SEC USE ONLY

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--------

| 4 |

SOURCE OF FUNDS*

PF

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--------

| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

|_|

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--------

| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION
US

------------------------------------------------------------------------
--------

| 7 | SOLE VOTING POWER

5,000,000

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--------

| 8 | SHARED VOTING POWER

N/A

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--------

| 9 | SOLE DISPOSITIVE POWER

5,000,000

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--------

| 10 |

SHARED DISPOSITIVE POWER

N/A

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--------

| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

5,000,000

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--------

| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES *

N/A

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--------

| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (11)

100%

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--------

| 14 |

TYPE OF REPORTING PERSON *

IN

------------------------------------------------------------------------
--------

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of ASIA
LINK, INC.  The principal executive offices of ASIA
LINK, INC. are located at c/o Norman Reed, P.O. Box
152112, San Diego, CA 92195.

ITEM 2. Identity and Background

(a) The name of the reporting person is Norman Reed (the
"Reporting Person").

(b) The business address of the Reporting Person is c/o
Norman Reed, P.O. Box 152112, San Diego, CA 92195

(c) The Reporting Person's is the President and Director of
Asia Link, Inc., a Colorado Corporation and a private investor.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

ITEM 3. Source of Amount of Funds or Other
Compensation

On January 1, 2006, ASIA LINK, INC. (the "Company") issued Mr. Reed 5,000,000 shares of common stock in exchange for $5,000 in cash which paid for the Company's
State incorporation fees and annual resident agent fee in Colorado.

ITEM 4. Purpose of Transaction

Mr. Reed individually acquired the securities of ASIA
LINK, INC., for investment purposes. Depending on general market and economic conditions affecting ASIA LINK, INC. and other relevant factors, and at the time of the closing of an acquisition/merger, Mr. Reed may purchase additional securities of ASIA LINK, INC., or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Reed does not have any plans or proposals which, other than with respect to a-g and j below which may be the result of ASIA LINK, INC. closing an acquisition as described in its filing on Form 10-SB, relate to or result in:

(a) the acquisition by any person of additional securities of ASIA LINK, INC., or the disposition of securities of ASIA
LINK, INC.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation;

(c) a sale or transfer of a material amount of assets of ASIA
LINK, INC. or any of its subsidiaries;

(d) any change in the present board of directors or management of ASIA LINK, INC., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of ASIA LINK, INC.;

(f) any other material changes in ASIA LINK, INC'S business or corporate structure;

(g) changes in ASIA LINK, INC'S charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of ASIA LINK, INC. by any person;

(h) causing a class of securities of ASIA LINK, INC. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of ASIA LINK, INC.
becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

a) The Reporting Person beneficially owns an aggregate of 5,000,000 shares of Common Stock, representing 100% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-
SB filed October 4, 2006.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 5,000,000 shares of Common Stock owned by the Reporting Person.

(c) The 5,000,000 shares of Common Stock reported herein were acquired by the Reporting Person effective January 1, 2006.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,000,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.
..

ITEM 6. Contracts, Arrangements, Understanding or
Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None

                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 2007



/s/ Norman Reed
-----------------------------
By: Norman Reed